Exhibit 4.52

SUPPLEMENTARY AGREEMENT No 3

This Supplementary Agreement (the “supplementary Agreement No.3”) was entered into on December 10, 2013 in Shanghai, China, by and between:

Party A: Shanghai Juhuo Network Technology Co., Ltd.

Address: No. 988 Zhongkai Road, Shanghai, PRC

Party B: Shanghai Giant Network Technology Co., Ltd.

Address: 12F, Building No.3, No.700 Yishan Road, Shanghai, the People’s Republic of China

WHEREAS,

1.	Party A and Party B entered into the Distribution and License Agreement (the “Original Agreement”) in June 2011. Party A’s number for the Original Agreement is HT1111120001 while Party B’s number for the Original Agreement is HT0411120016. According to the Original Agreement, Party A authorizes Party B to use the supportive platform software for customer service of Giant game, and Party B agreed to pay the revenue share to Party A.

2.	Party A and Party B entered into the Supplement Agreement No.1 in June 2013 (Party A’s Number of the Supplement Agreement is: HB0413060001 and Party B’s Number of the Supplementary Agreement is HB0413060003, referred to as “Supplementary Agreement No.1”), by which Article 6.2 of the Original Agreement was modified.

3.	Party A and Party B entered into the second Supplementary Agreement in December 2013 ( Party A’s number of the Supplementary Agreement is HB1113120002, and Party B’s number of the Supplementary Agreement is HB0413120022, hereinafter referred to as the “Supplementary Agreement No.2 ), which made modifications to the Original Agreement, added the content that Party B shall pay consideration to Party A for the authorization from Party A to Party B to use the supportive platform software for customer service for World of Xianxia V1.0, which is among one of Party A’s intellectual properties.

NOW, THEREFORE, adhering to the principles of equality and mutual benefit, and after friendly negotiations, the Parties reach the following supplementary agreement to the Original Agreement, Supplementary Agreement No.1 and Supplementary Agreement No.2:

1.	Both Parties agree to terminate Supplementary Agreement No.2 and neither Party shall be liable for breach of contract if either of them stop performing the obligations under Supplementary Agreement No.2

2.	Term of the Agreement Both Parties agree to modify Article 27 of the Original Agreement as follows “this Agreement shall become effective immediately upon signed by the Parties and will keep being effective until December 31, 2015.”

3.	This Supplementary Agreement supersedes the Original Agreement, Supplementary Agreement No1, and Supplementary Agreement No.2 with respect to the subject matter hereof. Matters that are not included in this Supplementary Agreement shall be governed by the Original Agreement, Supplementary Agreement No1 and Supplementary Agreement No.2.

4.	This Supplementary Agreement is prepared in four counterparts, each party has two counterparts, and each of the counterparts shall be deemed an original.

5.	This Supplementary Agreement shall become effective after sealed by both parties as of the date first wrote above

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Shanghai Juhuo Network Technology Co., Ltd.

Representative:

Party B: Shanghai Giant Network Technology Co., Ltd.

Representative: